SENDTEC, INC.

877 Executive Center Drive West

Suite 300

St. Petersburg, Florida 33702

August 22, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	SendTec, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on August 5, 2008
File No. 333-151813

Form 10-KSB for the Year Ended December 31, 2007
Filed on April 9, 2008
File No. 000-51702

Form 10-KSB/A for the Year Ended December 31, 2007
Filed on June 20, 2008
File No. 000-51702

Ladies and Gentlemen:

SendTec, Inc. (“we,” “us,” “our” or the “Company”) has filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-3 (File No. 333-151813) (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated August 14, 2008 (the “Comment Letter”) with respect to the Registration Statement.

We have reproduced in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter. The Company’s responses indicate whether Amendment No. 2 reflects a response to the Staff’s comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 2.

General

1.	We note your responses to our comment letter dated July 18, 2008 and are unable to agree with your analysis. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Please amend the registration statement to Form S-l, fix the offering price of the common stock for the duration of the offering and identify each of the selling stockholders as underwriters in the filing. Alternatively, you may reduce the size of the offering.

Response

While we respectfully disagree with the Staff’s position on this issue, we have reduced the number of shares of common stock that the Company is seeking to register to 14,578,417 shares. This number represents 33% of the number of shares held by stockholders other that the selling stockholders, their affiliates, and affiliates of the Company. We note that there are 44,177,022 shares held by stockholders other that the selling stockholders, their affiliates, and affiliates of the Company. In our response to Comment 13 of the Staff’s comment letter to us dated July 18, 2008, which was submitted to you on August 5, 2008, we stated that there were 33,693,894 shares held by stockholders other that the selling stockholders, their affiliates, and affiliates of the Company. As of the date hereof, primarily as a result of the reduction in the number of selling stockholders, that number is now 44,177,022.

Selling Stockholders, page 8

2.	Please update the information in this section to the most recent practicable date.

Response

We have complied with the Staff’s comment by updating the stock ownership information to be as of August 12, 2008, the most recent practicable date.

3.	Please expand your disclosure to discuss the material terms of the voting agreement entered into in connection with the recapitalization transaction, including the names of the parties thereto and their aggregate beneficial ownership.

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 19 of the prospectus under the subheading “Voting Agreement.”

Other Securities Purchased by the Selling Stockholders, page 12

4.	We note your response to comment 12 in our comment letter dated July 18, 2008. Please revise your disclosure to identify the relevant selling stockholder in each of the transactions outlined and provide a sufficient level of detail as to how the securities were acquired by the selling stockholders.

Response

We have complied with the Staff’s comment by adding the requested disclosure in the footnotes to the table under the subheading “Other Securities Purchased by the Selling Stockholders ” beginning on page 12.

Part III

Item 16.	Exhibits

5.	We note that the voting agreement between the company and the selling stockholders does not appear as an exhibit to the registration statement. Please file the agreement in its entirety, including all exhibits thereto.

Response

We have complied with the Staff’s comment by filing the Voting Agreement, including all exhibits thereto, as Exhibit 10.1 to the Registration Statement.

Form 10-KSB for the Year Ended December 31. 2007

Form 10-KSB/A for the Year Ended December 31, 2007

Part II

Item 7.	Financial Statements

Financial Statements

Note 2—Liquidity Financial Condition and Legal Matters, page F-5

6.	Refer to your response to comment 20 in our comment letter dated July 18, 2008. We note that you state that you are not obligated to pay the respective publishers if you do not get paid by your customer. Based on these terms, it appears the revenues from such contractual relationships should be recorded on a net basis pursuant to the guidance in EITF 99-19. Please provide us with a detailed analysis of your accounting for these arrangements using the guidance in EITF 99-19 in support of your belief that gross revenue recognition is appropriate.

Response

We would like to clarify our previous answer related to the Cosmetique Campaign, that “the Company will pay the media provider only when the client pays us.” This statement is factual insofar as it relates to our decision to delay making payments to media providers underlying this campaign due to possible defects or failures in their performance. We believe it was prudent for us to delay making payments to these media providers in order to thoroughly review Cosmetique’s claims and determine whether the source of the claims arose from performance defects or failures to provide the required services specified in the insertion order. Although we felt very confident that Cosmetique’s claims were not valid, we felt that it was necessary to ensure that none of these claims involved potential fraud on the part of media providers. Notwithstanding our investigative procedures, we are contractually obligated and are fully at risk under our Insertion Orders to pay for valid media costs in the Cosmetique Campaign, irrespective of whether we are paid by Cosmetique. Accordingly, we believe that gross reporting as a principal is appropriate in the circumstances.

We would further like to inform the Staff that we apply, and strictly adhere to, the criteria enumerated under EITF 99-19 with respect to all of our lines of revenue including our Online Media sales. In making these evaluations we consider, among other things, whether we have latitude in setting price and whether we are at risk for the payment of media cost irrespective of, and separate and apart from, the performance of our customers. As it relates to our Online Media sales, we have 100% latitude in setting the price and are at risk for the media cost irrespective of any issues affecting the realization of the sales based on the customer’s performance. As a general business practice, we negotiate media sales independent of our relationships or arrangements with media providers. We also separately place insertion orders with media providers for requested services immediately following our acceptance of an order from our customer. No obligations or relationships exist between our customers and media providers. Our insertion orders provide for us to pay the media cost to the media provider irrespective of whether we collect any or all of the amounts due on the corresponding sales we make to our customers. We are also solely responsible for the fulfillment of the advertising campaign, including designing and developing content and other creative assets (i.e. banners, pop-ups, etc.) and purchase media space based on customer negotiated campaign design standards as part of fulfilling these campaigns.

As a matter of policy, we have a dispute resolution procedure in which, under certain circumstances, we may elect to suspend making payments to media providers if we receive complaints from customers disputing amounts owed as a result of issues that might relate to the media provider’s performance (or possible failure there-of). Certain of our contacts provide us with rights to these adjustments when it is determined that the media provider has failed to perform the services specified in the insertion order. When we receive these complaints, we initiate a process of investigating whether any performance issues or defects on the part of the media provider are the ultimate source of the compliant. In these circumstances, there are two possible outcomes: (i) if the customer’s complaint does not stem from any issues relating to the performance of the media provider, we are still obligated to pay the media cost or (ii) there is an identifiable defect in the performance or service delivery of the media provider for which we are entitled to an adjustment of the cost (i.e. we will not pay for media services not delivered or for fraudulent media). In no event are we ever not at risk for the services provided.

We believe that since we are the primary obligor, take responsibility for fulfilling the campaign services, assume the risk of paying the media cost and also bear credit risk in the sale, we are a principal in Online Media sales transactions and it is appropriate for us to report our revenues from these transactions on a gross basis.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (727) 576-6630.

Very truly yours,

/s/ Donald Gould, Jr.
Donald Gould, Jr.
(Principal Financial Officer)